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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primary Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, 9th Floor, New York, NY 10004
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jimmy Sung 212-300-0060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager Metis CPAs LLC
(Name – *if individual, state last, first, middle name*)

401 Hackensack Ave., 4th Floor (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

SEC Mail Processing Section
MAR 04 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, John C. Leo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primary Capital LLC, as of March 1, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Barbara R. Schettino
Notary Public - New Jersey
My Commission Expires 3-22-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prager Metis CPAs, LLC

401 HACKENSACK AVENUE
4TH FLOOR
HACKENSACK, NJ 07601

T 201.342.7753
F 201.820.2691

www.pragermetis.com

To the Member of
Primary Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Primary Capital, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Primary Capital, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I (page 14) and Schedule II (page 15), and schedule III (page 16) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In

forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Schedule II, and Schedule III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Primary Capital, LLC's auditor since 2018.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
Hackensack, New Jersey
March 1, 2019

PRIMARY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS	
Cash	$ 49,699
Accounts receivable	90,722
Clearing broker deposit	100,000
Commissions receivable	2,358
Securities owned, at market value	18
Security deposit	40,974
Property & equipment, net of accumulated depreciation	115,343
TOTAL ASSETS	**$ 399,114**
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES	
Accounts payable and accrued expenses	70,952
Deferred liabilities	35,717
TOTAL LIABILITIES	106,669
MEMBER'S CAPITAL	292,445
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 399,114**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

REVENUES:	
Commissions	$ 709,270
Investment banking fees	1,079,412
Finder's Fee Income	735,480
Unrealized gain/(losses) on marketable securities, net	(37,558)
TOTAL REVENUES	**2,486,604**
EXPENSES:	
Commissions	1,190,506
Consulting	494,546
Compensation and benefits	230,394
Clearing fees	160,277
Trading fees	10,463
Professional fees	128,482
Investment banking fees	28,719
Rent	193,958
Travel and entertainment	101,626
Office expenses	32,158
Depreciation	8,734
Insurance	41,244
Regulatory	84,628
Miscellaneous	940
TOTAL EXPENSES	**2,706,675**
NET LOSS	**$ (220,071)**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Contributed Capital	Accumulated Deficit	Total Member's Equity
BALANCE JANUARY 1, 2018	**$2,687,586**	**($2,175,070)**	**$512,516**
Net Loss	-	(220,071)	(220,071)
BALANCE DECEMBER 31, 2018	**$2,687,586**	**($2,395,141)**	**$292,445**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES		
Net loss	$	(220,071)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		8,734
Changes in assets and liabilities		
Accounts receivable		64,978
Commissions receivable		51,942
Securities owned		61,572
Accounts payable and accrued expenses		(29,842)
Net cash used in operating activities		(62,687)
Decrease in Cash		**(62,687)**
Cash-Beginning of year		**112,386**
Cash-End of year	**$**	**49,699**

See notes to financial statements

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company has agreements ("Agreements") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

Use of estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates and such difference could be material. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Trading securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of investments in corporate stocks. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

Effective January 1, 2018, The Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers ("ASU 2014-09") and other associated standards. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted the new standards on a modified retrospective basis and analyzed the adoption of the new standard and has determined there was no effect on the financial statement.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded at the end of month (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking and Finder Fees. The Company is engaged by business entities that want to raise funds through a sale of securities and/or to perform investment banking advisory, consulting, due diligence and compliance services. Revenues are earned from fees arising from securities offerings, in which the Company acts as a lead placement agent or solely as a finder. Other services the Company provides to clients are M&A, placement services, due diligence, and capital raising. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities. Revenue for finder fee services are recognized once the introduced investor is approved and accepted by the issuer or other determining authority.

Accounts receivable

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2018, there is no balance for allowance for doubtful accounts.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

Income taxes

The Company is organized as a single member Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. Accordingly, the Company does not file a Federal and state income tax return and any income taxes due from the Company is filed with the member's personal tax return.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

Rental Expense

Rental expense is accounted for on the straight-line method. Deferred rent payable as of December 31, 2018 which aggregates $15,717 represents the excess of recognized rent over scheduled lease payments.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

2 CLEARING BROKER DEPOSIT

The Company is required to maintain clearing deposits of $50,000 with Alpine Securities and $50,000 with COR Clearing, under the terms of its fully disclosed clearing agreements. The Company is required, among other things, to maintain excess net capital of $5,000.

3 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that, the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2018 the Company had regulatory net capital of $ 45,388 which exceeded requirements by $38,277. The Company's ratio of aggregate indebtedness to net capital was 2.35 to 1.

4 SECURITIES OWNED

Securities owned and on margin consist of equity securities owned by the Company. At December 31, 2018, securities owned at market value were common stocks. No margin existed at that date.

5 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 are as follows:

	Amount	Estimated Useful Life
Computer	$ 23,492	5 years
Furniture and equipment	107,448	7 years
Leasehold improvements	75,362	10 years
	206,302	
Less accumulated depreciation	(90,959)	
	$115,343	

6 COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on results of operations or the financial condition of the Company.

Operating Lease

The Company is committed under non-cancelable operating leases for the office space which expire through September 2020. The aggregate minimum future payments under these lease are as follows:

Year ending December 31, 2019	$143,000
2020	$108,000

Rental expense charged to operations for the year ended December 31, 2018 aggregated approximately $194,000.

7 RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

8 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through March 1, 2019 the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

PRIMARY CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS UNDER RULE 15c3-3

PRIMARY CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Computation of net capital	
Total member's capital from statement of financial condition	$ 292,445
Less – Non-allowable assets	
Property and equipment – net	115,343
Security deposit	40,974
Account Receivables	90,722
Blockage	18
Net capital before haircuts	45,388
Haircuts on securities positions	
Other securities	-
Net capital	**$ 45,388**
Computation of aggregate indebtedness	
Accounts payable, accrued expenses, deferred rent payable	$ 106,669
Aggregate indebtedness	$ 106,669
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 7,111
Minimum dollar per capital requirements	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 7,111
Excess net capital	**$ 38,277**
Net capital less 10% of aggregate indebtedness	**$ 34,721**
Ratio: aggregate indebtedness to net capital	**2.35 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 45,388
Net capital, as included in this report	**$ 45,388**

PRIMARY CAPITAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Not applicable – exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

PRIMARY CAPITAL, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Not applicable – exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

PragerMetis

Prager Metis CPAs, LLC

401 HACKENSACK AVENUE
4TH FLOOR
HACKENSACK, NJ 07601

T 201.342.7753
F 201.820.2691

www.pragermetis.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Primary Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Primary Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Primary Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Primary Capital LLC stated that Primary Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Primary Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primary Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC

Hackensack, New Jersey
March 1, 2019

PRIMARY CAPITAL, LLC

EXEMPTION REPORT

DECEMBER 31, 2018

I, as the member of management of Primary Capital, LLC (the "Company") am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

1) We identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i) and Paragraph (k)(2)(ii),

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

Primary Capital, LLC

I, John Leo affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By John C. Leo

John C. Leo, Chairman
March 1, 2019